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                                                                 EXHIBIT (f)(1)

TIAA and CREF Non-Employee Trustee and Member, and TIAA-CREF Mutual Funds, Institutional Mutual Funds Non-Employee Trustee, Long-Term Compensation Plan, as of January 1, 1998, as amended as of August 1, 1999


TIAA AND CREF NON-EMPLOYEE TRUSTEE AND MEMBER, AND TIAA-CREF MUTUAL FUNDS AND TIAA-CREF INSTITUTIONAL MUTUAL FUNDS NON-EMPLOYEE TRUSTEE, LONG TERM COMPENSATION PLAN

1. This Plan. This document sets forth the provisions of the TIAA and CREF Non-Employee Trustee and Member, and TIAA-CREF Mutual Funds and TIAA-CREF Institutional Mutual Fund Non-Employee Trustee, Long Term Compensation Plan (the "Plan") established by the Board of Trustees of Teachers Insurance and Annuity Association ("TIAA"), the Board of Trustees of College Retirement Equities Fund ("CREF"), the Board of Trustees of TIAA-CREF Mutual Funds, and the Board of Trustees of TIAA-CREF Institutional Mutual Funds, (collectively referred to as the "Board of Trustees") as of January 1, 1998, as amended as of May 19, 1999 and August 1, 1999. Credits under this plan shall be reflected by bookkeeping accounts maintained by TIAA, CREF, TIAA-CREF Mutual Funds, and TIAA-CREF Institutional Mutual Funds. The obligations of TIAA, CREF, and TIAA-CREF Mutual Funds and TIAA-CREF Institutional Mutual Funds under this Plan are unfunded, unsecured, promises to make future payments. In their sole discretion, TIAA, CREF, TIAA-CREF Mutual Funds,



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        and TIAA-CREF Institutional Mutual Funds may purchase annuity contracts issued by TIAA or CREF in amounts equal to all or a portion of the amounts so credited. No Trustee or Member, or former Trustee or Member, shall acquire any interest in any such contracts, and any such contracts shall remain the sole property of TIAA, CREF, TIAA-CREF Mutual Funds or TIAA-CREF Institutional Mutual Funds and may be disposed of by TIAA, CREF, and TIAA-CREF Mutual Funds and TIAA-CREF Institutional Mutual Funds at any time for any corporate purpose. These contracts shall be subject to all the claims of TIAA's, CREF's, TIAA-CREF Mutual Funds' and TIAA-CREF Institutional Mutual Funds' creditors, and shall not be a trust fund or collateral security for the obligation to pay the Trustee or Member his or her accumulations under this Plan.

2. Eligibility and Participation. Any non-employee Trustee of TIAA, CREF, TIAA-CREF Mutual Funds or TIAA-CREF Institutional Mutual Funds ("Trustee") and any non-employee member of the Board of Overseers of TIAA and CREF ("Member") shall become a participant in this Plan on the later of January 1, 1998 or the first day of the Trustee's or Member's first term as Trustee or Member. A Trustee is a "non-employee" if he or she is not an employee of TIAA, CREF, TIAA-CREF Mutual Funds and/or TIAA-CREF Institutional



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        Mutual Funds. Participation in the Plan shall end at the termination of the Trustee or Member from his or her respective Boards.

3. Plan Credits. Credits under this Plan, referred to hereinafter as "Plan Credits" will be made once each calendar quarter to unfunded bookkeeping accounts established for each participant and in the aggregate shall equal 50% of the participant's annual stipend. A participant's annual stipend is the basic compensation paid to the participant and does not include additional annual stipends paid to a participant as Chair of a committee, meeting fees, or any miscellaneous fees and expenses.

        In addition, if the participant was also a participant under the terminated TIAA and CREF Non-Employee Trustee and Member Deferred Compensation Plan, Plan Credits in the amount of the unfunded bookkeeping account maintained on behalf of the participant, as of January 2, 1998, in that plan shall, as of January 5, 1998, be credited to the bookkeeping account maintained on behalf of the participant under this Plan.

        Plan Credits to the bookkeeping account for a participant shall be allocated among the notional TIAA and CREF accounts for such participant used for measurement purposes under



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        this Plan, in such amounts as shall be determined by the Board of
        Trustees. The value of such Plan Credits shall subsequently be measured by the experience of the individual annuity contracts purchased by TIAA, CREF, TIAA-CREF Mutual Funds, and TIAA-CREF Institutional Mutual Funds from TIAA-CREF pursuant to Article 1 of this Plan. The Board of Trustees may subsequently change the allocation percentages in any bookkeeping account at such times as they shall determine in their sole discretion.

        As of August 1, 1999, each participant may request that his or her bookkeeping account be allocated among the available options under the notional TIAA and CREF options for such participant used for measurement purposes under this Plan, in whole percentages. In addition, the participant may request that any ongoing Plan Credits be deemed allocated in whole percentages among such options and this request need not be the same as the allocation requested for his or her bookkeeping account as of August 1, 1999. If no such allocation requests are made by a participant, his or her bookkeeping account, and/or ongoing Plan Credits, shall be deemed allocated pursuant to the allocation choices in effect prior to August 1, 1999. If there are no such allocation choices, his or her bookkeeping account shall be allocated to the notional CREF Money Market Account.




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        Once made, the participant's allocation request shall remain in effect until such request is changed by the participant. A participant may change his or her allocation request, or request transfers among the notional TIAA and CREF options. The Board of Trustees shall prescribe the procedures that must be followed for a participant to make allocation and transfer requests.

        Transfers are permitted, if permitted under the applicable TIAA-CREF contracts purchased pursuant to Article 1 of this Plan, to or from the TIAA Real Estate Account and the CREF accounts and to the TIAA Traditional Annuity but transfers from the TIAA Traditional Annuity to the CREF accounts or TIAA Real Estate Account can, prior to the date benefits are paid under this Plan, only be made over a ten year period in accordance with the terms of the applicable TIAA-CREF contracts. Transfers may also be subject to certain minimums. The foregoing notwithstanding, no amounts shall be allocated or transferred to the notional CREF Inflation Linked Bond Account.

        Although the Board of Trustees intend to measure the value of the bookkeeping accounts in accordance with participant requests, the Board of Trustees reserve the right to measure such value without regard to such requests.


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4.      Benefits. Benefits under this Plan shall be paid in a lump sum as of the first business day of the calendar month following the date the participant terminates from his or her position on the Board. The foregoing notwithstanding, a participant may request, and the Board of Trustees may agree, to: (a) irrevocably delay payment to the first business day of January in the year following the year in which payment would otherwise occur; or (b) irrevocably make payments in annual installments over a 5, 10, 15 or 20 year period as the participant may request, commencing per that request either on the first business day of the calendar month following the date the participant terminates from his or her position on the Board or the first business day of January of the year following such termination. Any such request must be made in writing and must be received at the address TIAA, CREF, TIAA-CREF Mutual Funds or TIAA-CREF Institutional Mutual Funds shall specify, at least one-hundred and eighty (180) days prior to the date payment(s) would otherwise begin.

5. Death Benefits. In the event a participant dies prior to receiving the benefits described in Article 4, the full current value of the Credits under this Plan is then payable to the beneficiary or beneficiaries named by the participant to receive a death benefit under this Plan. Each


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        participant may file, on a form acceptable to TIAA, CREF, TIAA-CREF
        Mutual Funds or TIAA-CREF Institutional Mutual Funds a written election designating his or her beneficiary or beneficiaries. In order to be effective, any such designation must be received by a duly authorized representative of TIAA, CREF, TIAA-CREF Mutual Funds or TIAA-CREF Institutional Mutual Funds prior to the participant's death. If a participant dies and there is no effective beneficiary designation or the beneficiary dies before payment is made, the payment shall be made to the participant's estate.

6. Nontransferability. To the extent permitted by law, the right of any participant or any beneficiary in any benefit or to any payment hereunder shall not be subject in any manner to attachment or other legal process for the debts of such participant or beneficiary; and any such benefit or payment shall not be subject to anticipation, alienation, sale, transfer, assignment, or encumbrance.

7. Amendment. While it is expected that this Plan will continue indefinitely, the Board of Trustees reserve the right to modify or discontinue the Plan at any time and for any reason, including an amendment or termination that shall have the effect of reducing any benefit accrued to a



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        participant prior to the date of amendment or termination.

8. Employment. Neither this Plan nor any action taken hereunder shall be construed as giving any participant any equitable or legal right against TIAA, CREF, TIAA-CREF Mutual Funds or TIAA-CREF Institutional Mutual Funds except as provided herein, or any right to be retained as a Trustee or Member.

9. Governing Law. To the extent not superseded by Federal Law, the laws of the State of New York shall be controlling in all matters related to this Plan.





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